UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
TWL Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

87309T101
(CUSIP Number)

Linden Asset Management, Inc., 718 S. State Street, Clarks Summit, PA 18411 (570) 586-8600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.   87309T101


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Paul J. Coviello


2.
Check the Appropriate Box if a Member of a Group (See
Instructions)


(a)



(b)



3.
SEC Use Only


4.
Source of Funds (See Instructions)    WC


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization    United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power:  45,000,000



8.
Shared Voting Power:   0



9.
Sole Dispositive Power:   45,000,000



10.
Shared Dispositive Power:  0


11.
Aggregate Amount Beneficially Owned by Each Reporting Person:
45,000,000


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11):  21.953%


14.
Type of Reporting Person (See Instructions)    IN




CUSIP No.   87309T101


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Linden Growth Partners Master Fund, LP


2.
Check the Appropriate Box if a Member of a Group (See
Instructions)


(a)



(b)



3.
SEC Use Only


4.
Source of Funds (See Instructions) :  WC


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization:  Cayman Islands

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power:  45,000,000



8.
Shared Voting Power:  0



9.
Sole Dispositive Power:  45,000,000



10.
Shared Dispositive Power: 0


11.
Aggregate Amount Beneficially Owned by Each Reporting Person:
45,000,000


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11):  21.953%


14.
Type of Reporting Person (See Instructions):  PN





CUSIP No.   87309T101


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Linden Capital Management IV, LLC


2.
Check the Appropriate Box if a Member of a Group (See
Instructions)


(a)



(b)



3.
SEC Use Only


4.
Source of Funds (See Instructions) :  WC


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization:  Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power:  45,000,000



8.
Shared Voting Power:  0



9.
Sole Dispositive Power: 45,000,000



10.
Shared Dispositive Power: 0


11.
Aggregate Amount Beneficially Owned by Each Reporting Person:
45,000,000


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11):  21.953%


14.
Type of Reporting Person (See Instructions) :  OO





CUSIP No.   87309T101


1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Linden Asset Management, Inc.


2.
Check the Appropriate Box if a Member of a Group (See
Instructions)


(a)



(b)



3.
SEC Use Only


4.
Source of Funds (See Instructions):  WC


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)


6.
Citizenship or Place of Organization:  Pennsylvania

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power:  45,000,000



8.
Shared Voting Power:  0



9.
Sole Dispositive Power:  45,000,000



10.
Shared Dispositive Power:  0


11.
Aggregate Amount Beneficially Owned by Each Reporting Person:
45,000,000


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)


13.
Percent of Class Represented by Amount in Row (11):  21.953%


14.
Type of Reporting Person (See Instructions):  CO





Item
1.
Security and Issuer
The class of equity securities to which this Statement on Schedule
13D (this "Statement") relates is the common stock, no par value per share (the "Common Stock"), of TWL Corp. (the "Issuer"), with its principal executive offices located at 4101 International Parkway, Carrollton, TX 75007

Item 2.Identity and Background
(a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Linden Growth Partners Master Fund L.P.,
a Cayman Islands exempted limited partnership ("Master Fund");  (2)
Linden Capital Management IV, LLC, a Delaware limited liability company ("General Partner"); (3) Lidnen Asset Management, Inc., a Pennsylvania corporation ("Investment Manager"); and (4) Paul J. Coviello, a United States Citizen ("Mr. Coviello"). The General Partner serves as the general partner of the Master Fund, and the Investment Manager serves as the investment manager of the Master Fund. Mr. Coviello is the controlling member of each of the General Partner and the Investment Manager.The principal business of the Master Fund is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment manager is providing investment management services to the Master Fund, other private investment vehicles and managed accounts. The principal business of the General Partner is serving as the general partner of the Master fund. Mr. Coviello"s principal; occupation is serving as the controlling member of the General Partner, the Investment Manager and cetain affiliated entitites that serve as general partner of private investment vehicles.
(d)-(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item
3.
Source and Amount of Funds or Other Consideration
The source and amount of funds used by the Master Fund in making its purchase of the shares of Common Stock beneficially owned by it are set forth below:
SOURCE OF FUNDS                              AMOUNT OF FUNDS
Working Capital                                        $1,350,000

Item 4.Purpose of Transaction
On June 18, 2007, Linden Growth Partners Master Fund, LP a Cayman Islands exempted limited partnership ("LGPMF"), acquired the following securities from the Issuer in a PIPE transaction (Private Placement In Public Entity):
(a) Common Stock Subscription Agreement in the original principal amount of $1,000,000 equal to 33,333,333 shares of common stock purchased at $.03 per share.
As of September 20, 2007, the Master Fund beneficially owned 16,666,667 shares of Common Stock, representing 17.648% of the total issued and outstanding Common Stock (based on 188,878,008 shares outstanding as of September 20, 2007, as reported on Form 10KSB filed by the issuer on October 12, 2007.On October 3, 2007, the Master Fund aquired the following securities from the Issuer in a PIPE transaction: (a) Common Stock Subscription Agreement in the original principal amount of $350,000 equal to 11,666,667 shares of common stock purchased at $.03 per share.
As of November 30, 2007, the Master Fund beneficially owned 45,000,000 shares of Common Stock, representing 21.953% of the total issued and outstanding Common Stock (based on 204,982,174 shares outstanding as of November 27, 2007, as reported to the Reporting Persons by the Issuer).
All shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.Interest in Securities of the Issuer

(a)
As of the date of the filing of this Statement with the Commission, the Master fund beneficially owns 45,000,0000 shares of Common Stock representing 21.953% of all of the issued and outstanding shares of Common Stock. The General Partner, the Investment Manager and Mr. Coviello may each be deemed to beneficially own the shares of Common Stock held by the Master Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 204,982,174 shares of Common Stock outstanding as of November 27, 2007, as reported to the Reporting Persons by the Issuer.

(b)
The Reporting Persons have sole power to vote or direct the vote of and to dispose or direct the disposition of the 45,000,000 shares of Common Stock reported herein.

(c)
No transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d)
Not applicable

(e)
Not applicable

Item
6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item
7.
Material to Be Filed as Exhibits
1.	Joint Filing Agreement dated December 31, 2007
2.	Common Stock Subscription Agreement dated June 18, 2007
3.	Common Stock Subscription Agreement dated October 3, 2007
4.	Registration Rights Agreement dated June 18, 2007
5.	Registration Rights Agreement dated October 3, 2007

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	December 31, 2007

________________________________
Paul J. Coviello


Linden Capital Management IV, LLC

By:  __________________________________
Paul J. Coviello, Managing Member



Linden Asset Management, Inc.

By:  __________________________________
Paul J. Coviello, Chief Executive Officer



Linden Growth Partners Master Fund, L.P.
By:  Linden Capital Management IV, LLC, its general partner

By:  __________________________________
Paul J. Coviello, Managing Member


EXHIBIT INDEX

1.	Joint Filing Agreement dated December 31, 2007
2.	Common Stock Subscription Agreement dated June 18, 2007
3.	Common Stock Subscription Agreement dated October 3, 2007
4.	Registration Rights Agreement dated June 18, 2007
5.	Registration Rights Agreement dated October 3, 2007


EXHIBIT 1

JOINT FILING AGREEMENT


	The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, no par value per share, of TWL Corp dated as of December 31, 2007 is, and any amendments thereto signed by each of the undersigned shall be, filed pursuant to and in accordance with the provisions of Rule 13(d)-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:	December 31, 2007

________________________________
Paul J. Coviello


Linden Capital Management IV, LLC

By:  __________________________________
Paul J. Coviello, Managing Member



Linden Asset Management, Inc.

By:  __________________________________
Paul J. Coviello, Chief Executive Officer



Linden Growth Partners Master Fund, L.P.
By:  Linden Capital Management IV, LLC, its general partner

By:  __________________________________
Paul J. Coviello, Managing Member





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